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Exhibit 99.1

AMG Oil (NZ) Ltd
284 Karori Read
PO Box 17258                                 Tel: (64-4-476 2717)
Wellington                                   Fax: (64-4-476 0120)
New Zealand

To

The Directors                           The Directors
Trans-Orient Petroleum (NZ) Ltd         Indo-Pacific Energy (NZ) Ltd

                                        23 February 2000

Dear Sirs

                       AMG Option: PEP 38256

Under an amendment to an agreement dated 3rd December 1998, AMG Oil Ltd, via its subsidiary AMG Oil (NZ) Ltd (then Trans New Zealand Oil Company (NZ) Ltd) held an option (the 'Drilling Option'), to acquire an additional 25% equity in PEP 3 8256 from each of the respective subsidiaries of Trans-Orient Petroleum (NZ) Ltd and Indo-Pacific Energy (NZ) Ltd, by funding the drilling costs of two exploration wells. The agreement required this option to be exercised by AMG Oil by October 31 1999.

Two separate seismic surveys in 1998 and 1999 have identified various prospects and leads in the permit area. However, further seismic data will be required before a rational decision on whether and where to Mill can be made. The permit requires a well to be drilled by end of August 2000.

AMG Oil (NZ) Ltd ("AMG") and the optionors, Trans-Orient Petroleum
(NZ) Ltd ("TRANS') and Indo-Pacific Energy (NZ) Ltd ("INDO") therefore agreed to extend the date on which the Drilling Option be exercised, to 31 May 2000, This agreement was signed on 26 October 1999.

By this letter, AMG, INDO and TRANS now further agree that AMG will fund an additional phase of seismic and other expenditure hi the permit to further define. drilling targets, up to a revised option exercise date which the parties hereby agree shall be set as 16" June 2000. This is intended to Cow sufficient time to acquire, process and interpret a further round of seismic to be acquired over the Ealing, Arcadia and Chertsey South Leads, in order to define one or more drilling targets. The new option overrides all previous option agreements and is as follows:





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AMG has the option ('Option A') to earn an additional 50% in PEP
38256 (25% each from INDO and TRANS) by funding all expenditure including an agreed program of seismic work leading up to and including the drilling of two exploration wells. Alternatively, AMG way, at its election earn an additional 35% in the permit by funding all work leading up to and including the drilling of one exploration well ('Option B'). In the event that AMG exercises Option B, it shall acquire a further option ('Option C') to earn an additional 15% in the permit by funding all further work up to and including a second exploration well on a separate exploration target. Option C must be exercised within 30 days of reaching Target Depth in the exploration well drilled pursuant to exercise of Option B.

AMG may exercise one or other of Option A or Option B by advising INDO and TRANS in writing of its election prior to close of business in New Zealand, on Friday, 16 June 2000. All exploration wells shall penetrate to the base of the Tertiary section, unless engineering considerations make this impracticable; and the first exploration well shall be drilled in a timely manner to meet the PEP 38256 permit work obligation to drill a well by 25 August 2000.

The parties indicate their acceptance of the extension of the exercise date of the Drilling Option, and the alteration to the terms of the Drilling Option, as set out in this letter by countersigning below.

The extension and alteration of the Drilling Option exercise date on the basis stated in this letter is acceptable to the signatories.

                    /s/ illegible
                    Director, Indo-Pacific Energy (NZ) Ltd

                    /s/ illegible
                    Director, Trans-Orient Petroleum (NZ) Ltd

                    /s/ illegible
                    Director, AMG Oil (NZ) Ltd

                    23-02-2000
                    Date